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Exhibit 99.4

news release

        EMPLOYEES AT NORANDA'S CCR COPPER REFINERY
RATIFY NEW THREE-YEAR COLLECTIVE AGREEMENT

MONTREAL-EAST, QUEBEC; May 30, 2004 — Noranda Inc. announced today that employees at its CCR copper refinery in Montreal-East, Quebec, have voted 83% in favour of accepting the terms of a new three-year collective agreement. The employees are members of the United Steelworkers of America — Local 6887.

The new agreement will expire on May 30, 2007 and includes the following terms:

•
Wage increases of $0.55 in the first year and $0.50 in each of the following years

•
Provides the Company greater flexibility in scheduling its tankhouse operations to maximize output

•
Greater emphasis on employee qualifications and skills when filling job vacancies

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Enhancements and modifications to the pension and benefits programs

"These negotiations presented some difficult challenges for both the Company and the union", stated Claude Ferron, General Manager. "Both parties worked hard to agree on changes to improve the operation's overall competitive position and to ensure its viability in the future."

Noranda's Canadian Copper Refinery ("CCR"), located in Montreal-East, Quebec, refines anode copper from Noranda's Horne and Altonorte smelters, as well as other unrefined copper and precious metals from Noranda and third party sources. In 2003, CCR produced 235,000 tonnes of copper cathodes, approximately 1.1 million ounces of gold, 30.3 million ounces of silver and other by-products, including selenium, tellurium, copper sulphate, nickel sulphate and a concentrate of platinum group metals.

Noranda Inc. is a leading copper and nickel company with investments in fully-integrated zinc and aluminum assets. The Company's primary focus is the identification and development of world-class copper and nickel mining deposits. It employs 15,000 people at its operations and offices in 18 countries and is listed on The New York Stock Exchange and The Toronto Stock Exchange (NRD).

For further information:
www.noranda.com

Dale Coffin
Director, External Communications
Noranda Inc.
Tel: (416) 982-7161 (Office)
        (416) 706-0557 (Cell)
dale.coffin@toronto.norfalc.com

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  Exhibit 99.4